UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

NPS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62936P103

(CUSIP Number)

Patrick J. Dooley, Esq.

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

590 Madison Avenue

New York, New York 10022

(212) 872-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 13 Pages

Exhibit Index: Page 9

CUSIP No. 62936P103	Page 2 of 13 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Soros Fund Management LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

N/A

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		809,230
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 809,230
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

809,230

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

1.75%

14	Type of Reporting Person (See Instructions)

OO, IA

CUSIP No. 62936P103	Page 3 of 13 Pages

1            Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

George Soros (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

N/A

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☒

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 809,230
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		809,230

11	Aggregate Amount Beneficially Owned by Each Reporting Person

809,230

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

1.75%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No. 62936P103	Page 4 of 13 Pages

1            Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Robert Soros (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

N/A

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 809,230
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		809,230

11	Aggregate Amount Beneficially Owned by Each Reporting Person

809,230

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

1.75%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No. 62936P103	Page 5 of 13 Pages

1            Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Jonathan Soros (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

N/A

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 809,230
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		809,230

11	Aggregate Amount Beneficially Owned by Each Reporting Person

809,230

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

1.75%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No. 62936P103	Page 6 of 13 Pages

This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”), of NPS Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated May 17, 2006, as amended (the “Initial Statement”), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows to report that, as a result of the recent disposition of shares of the Issuer, the Reporting Persons may no longer be deemed the beneficial owner of more than five percent of the Shares.

Item 2.	Identity and Background.

This Amendment No. 3 is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC”), George Soros, a United States citizen, Robert Soros, a United States citizen, and Jonathan Soros, a United States citizen.

The Shares which are the subject of this Amendment No. 3 are held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company (“Quantum Partners”).  SFM LLC serves as principal investment manager to Quantum Partners.  As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners.

George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.  Neither Robert Soros, Jonathan Soros, nor, except as set forth below, George Soros, has been convicted in a criminal proceeding, and none have been a party to a civil proceeding required to be disclosed pursuant to Item 2(d) or (e) of Schedule 13D.  Each of George Soros, Robert Soros, and Jonathan Soros may be deemed, as of January 1, 2007, to have investment discretion over the Shares held for the account of Quantum Partners.

On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988.  On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced.  On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights.

Item 5.	Interest in Securities of the Issuer.

(a) According to information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 46,379,163 on August 6, 2007. SFM LLC, George Soros, Robert Soros and Jonathan Soros may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 809,230 Shares held for the account of Quantum Partners. Such shares represent approximately 1.75% of the issued and outstanding Shares.

(b)(i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 809,230 Shares held for the account of Quantum Partners.

(ii) George Soros may be deemed to have the shared power to direct the voting and disposition of the 809,230 Shares held for the account of Quantum Partners.

CUSIP No. 62936P103	Page 7 of 13 Pages

(iii) Robert Soros may be deemed to have the shared power to direct the voting and disposition of the 809,230 Shares held for the account of Quantum Partners.

(iv) Jonathan Soros may be deemed to have the shared power to direct the voting and disposition of the 809,230 Shares held for the account of Quantum Partners.

(c) The trading dates, number of shares sold and price per share for all transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit A attached hereto.

(d) The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

(e) On October 2, 2007, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

CUSIP No. 62936P103	Page 8 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2007	SOROS FUND MANAGEMENT LLC

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Assistant General Counsel

Date: October 5, 2007	GEORGE SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

Date: October 5, 2007	ROBERT SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

Date: October 5, 2007	JONATHAN SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

CUSIP No. 62936P103	Page 9 of 13 Pages

EXHIBIT INDEX

Page No.

A.	Schedule of transactions effected during the last 60 days	10
B.	Power of Attorney, for George Soros, dated as of June 16, 2005	11
C.	Power of Attorney, for Robert Soros, dated as of October 3, 2007	12
D.	Power of Attorney, for Jonathan Soros, dated as of October 3, 2007	13

CUSIP No. 62936P103	Page 10 of 13 Pages

EXHIBIT A

RECENT TRANSACTIONS IN THE SECURITIES OF

NPS PHARMACEUTICALS, INC.

For the Account of	Date of Transaction	Number of Securities	Aggregate Price (excluding brokerage commissions)	Nature of Transaction
QUANTUM PARTNERS LDC	10/2/07	70,400	$5.6338	SELL
QUANTUM PARTNERS LDC	10/2/07	266,900	$5.6090	SELL
QUANTUM PARTNERS LDC	10/2/07	155,240	$5.6121	SELL
QUANTUM PARTNERS LDC	10/2/07	25,000	$5.6356	SELL
QUANTUM PARTNERS LDC	10/2/07	22,723	$5.6113	SELL
QUANTUM PARTNERS LDC	10/2/07	1,800	$5.6344	SELL
QUANTUM PARTNERS LDC	10/2/07	52,778	$5.6103	SELL
QUANTUM PARTNERS LDC	10/3/07	45,143	$5.6002	SELL
QUANTUM PARTNERS LDC	10/3/07	28,400	$5.6000	SELL
QUANTUM PARTNERS LDC	10/3/07	6,000	$5.5984	SELL
QUANTUM PARTNERS LDC	10/3/07	13,244	$5.6000	SELL
QUANTUM PARTNERS LDC	10/4/07	128,000	$5.4500	SELL
QUANTUM PARTNERS LDC	10/5/07	65,696	$5.5253	SELL
QUANTUM PARTNERS LDC	10/5/07	308,197	$5.5418	SELL
QUANTUM PARTNERS LDC	10/5/07	448,600	$5.5334	SELL
QUANTUM PARTNERS LDC	10/5/07	179,565	$5.5330	SELL
QUANTUM PARTNERS LDC	10/5/07	50,000	$5.5437	SELL
QUANTUM PARTNERS LDC	10/5/07	125,000	$5.4980	SELL

CUSIP No. 62936P103	Page 11 of 13 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

GEORGE SOROS

/s/ Daniel Eule

Daniel Eule

Attorney-in-Fact for George Soros

CUSIP No. 62936P103	Page 12 of 13 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

ROBERT SOROS

/s/ Robert Soros

CUSIP No. 62936P103	Page 13 of 13 Pages

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

JONATHAN SOROS

/s/ Jonathan Soros